EXHIBIT 1
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[Desc Logo] [Photograph of Corporate Building]
Solid Financial Structure

Contacts:
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Arturo D'Acosta Ruiz                                       Blanca Hirani
Alejandro de la Barreda                                    Melanie Carpenter
Tel: (52) 5261-8037                                        Tel: 212-406-3690
abarredag@mail.desc.com.mx                                 Tel: 646-230-1993
                                                           bhirani@i-advize.com


                  DESC REITERATES ITS SOLID FINANCIAL STRUCTURE
                     AS OF THE END OF THE THIRD QUARTER 2001

Mexico City, October 1, 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) commented today on its financial structure as of the end of the Third Quarter of 2001.

The Company foresees a reduction in its net debt of approximately US $60 million as of September 30, 2001, when compared to the previous quarter. The new net debt level will be around US$ 960 million and its cash will be maintained at approximately US$ 175 million. Desc's net debt has decreased as much as US$ 150 million when compared to the net debt registered as of December 31, 2000.

Desc is committed to maintaining a positive cash flow despite the difficult macroeconomic environment, due to the implementation of the following measures:

- Reduction in Working Capital

- Sale of non-strategic assets such as the Four Seasons Hotel in Punta Mita, and the Santa Fe Shopping Center

- Reduction in Capital Expenditures

Desc believes that a conservative policy regarding its balance sheet is the most appropriate approach under the current economic slowdown.

More detailed information will be given in the Company's 3Q01 Preliminary Figures to be published on October 10, 2001 and the 3Q01 Earnings Release to be issued on October 24, 2001.






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